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January 31, 1997

To Our Stockholders:

We are pleased to inform you that RehabCare Group, Inc. is offering to purchase 925,000 shares (representing approximately 19.65% of the currently outstanding shares) of its common stock from its stockholders through a tender offer at prices not greater than $22 1/2 nor less than $20 per share. The Company is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within that price range at which you are willing to sell your shares to the Company. Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within that price range that will allow it to buy 925,000 shares (or such lesser number of shares as are validly tendered).
All of the shares that are validly tendered at prices at or below that purchase price will, subject to possible proration, be purchased at that purchase price, net to the selling stockholder. All other shares which have been tendered and not purchased will be returned to the stockholder. The tender offer is not conditioned on any minimum number of shares being tendered.

The Board of Directors believes the Company's financial condition, outlook for continuing favorable cash generation and available credit facilities will allow it to reinvest in the business and to use its excess cash and debt capacity to fund the Offer. The Board of Directors believes that the purchase of Shares is an attractive use of the Company's financial resources and that the use of cash and borrowing to fund the Offering will result in a more efficient capital structure for the Company. Accordingly, the Board believes the Offer is consistent with the Company's long-term corporate goal of increasing stockholder value. Following completion of the repurchase, the Company will have ready access to sources of capital sufficient to fund investments in the business, including through attractive acquisition opportunities. At the same time, the Offer provides the Company's stockholders with the opportunity to sell a portion of their Shares (without the usual transaction costs associated with open-market sales), while retaining a continuing equity interest in the Company if they so desire.

The tender offer provides stockholders the opportunity to sell shares for cash without the usual transaction costs and is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are also in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

Please note that the tender offer is scheduled to expire at 12:00 Midnight, Eastern Time, on Friday, February 28, 1997, unless extended by the Company.

Questions regarding the tender offer may be directed to Georgeson & Company Inc., the Information Agent, at 1-800-223-2064 (toll free) or Cowen & Company, the Dealer Manager, at 1-800-221-5616 (#8630) (toll free).

                                    Sincerely,


                                    /s/ James M. Usdan

                                    James M. Usdan
                                    President and Chief Executive Officer
                                    RehabCare Group, Inc.